Unknown;

POLSKA TELEFONIA CYFROWA SP. Z O.O.

CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX AND THREE MONTH PERIODS ENDED

JUNE 30, 2004 AND JUNE 30, 2003

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Condensed Consolidated Income Statements

for the six and three month periods ended June 30, 2004 and June 30, 2003

(in thousands of PLN, unless otherwise noted)

Notes	Six month period ended June 30, 2004 (unaudited)	Three month period ended June 30, 2004 (unaudited)	Six month period ended June 30, 2003 (restated, unaudited)	Three month period ended June 30, 2003 (restated, unaudited)

Net sales	5	3,078,462	1,612,624	2,677,652	1,398,845

Cost of sales	6	(1,821,719)	(879,013)	(1,816,935)	(911,826) )
		-------------------	-------------------	-------------------	-------------------
Gross margin		1,256,743	733,611	860,717	487,019

Operating expenses	6	(418,803)	(206,270)	(441,699)	(218,006)
		------------------	------------------	------------------	------------------
Operating profit		837,940	527,341	419,018	269,013

Non-operating items
Interest and other financial income		125,072	64,294	290,481	40,615
Interest and other financial expenses		(346,830)	(154,770)	(508,947)	(150,296)
		------------------	------------------	------------------	------------------
Profit before taxation		616,182	436,865	200,552	159,332

Taxation charge	7	(139,177)	(90,032)	(36,972)	(38,180)
		-------------------	-------------------	-------------------	-------------------
Net profit for the period		477,005	346,833	163,580	121,152
		===========	===========	===========	===========

The accompanying notes are an integral part of these

condensed consolidated financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Condensed Consolidated Statements of Cash Flows

for the six month periods ended June 30, 2004 and June 30, 2003

(in thousands of PLN, unless otherwise noted)

	Notes	As at June 30, 2004 (unaudited)	As at December 31, 2003 (restated)
Current assets
Cash and cash equivalents		36,620	20,880
Short-term investments and other financial assets		86,275	110,538
Debtors and prepayments		814,891	751,122
Inventory	8	164,192	185,866
Assets held for sale		9,680	-
		--------------------	------------------
		1,111,658	1,068,406
Long-term assets
Property, plant and equipment, net	9	2,768,842	3,023,831
Intangible fixed assets, net	10	2,856,120	2,829,980
Financial assets		134,168	248,373
Deferred costs and other long-term assets		4,480	4,536
		--------------------	--------------------
		5,763,610	6,106,720
		--------------------	--------------------
Total assets		6,875,268	7,175,126
		============	===========
Current liabilities
Accounts payable		153,921	290,405
Amounts due to State Treasury		152,652	69,385
Interest-bearing liabilities	11	61,924	101,445
Accruals		249,272	220,595
Deferred income and other liabilities		256,267	211,787
		-----------------	-----------------
		874,036	893,617
Long-term liabilities
Interest-bearing liabilities	11	2,995,205	3,811,750
Non-interest-bearing liabilities		13	13
Deferred tax liability		353,783	290,563
Provisions for liabilities and charges		85,112	91,952
		-------------------	-------------------
		3,434,113	4,194,278
		-------------------	-------------------
Total liabilities		4,308,149	5,087,895
		-------------------	-------------------
Capital and reserves
Share capital		471,000	471,000
Additional paid-in capital		409,754	409,754
Hedge reserve		(379)	(3,262)
Accumulated profit		1,686,744	1,209,739
		--------------------	-------------------
		2,567,119	2,087,231
		--------------------	--------------------
Total equity and liabilities		6,875,268	7,175,126
		============	============

The accompanying notes are an integral part of these

condensed consolidated financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Condensed Consolidated Statements of Cash Flows

for the six month periods ended June 30, 2004 and June 30, 2003

(in thousands of PLN, unless otherwise noted)

Six month period ended June 30, 2004 (unaudited)	Six month period ended June 30, 2003 (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit before taxation	616,182	200,552
Adjustments for:
Depreciation and amortization	472,385	464,456
Change in provision and write-offs of doubtful debtors	21,112	20,132
Change in provision for inventory	(3,044)	4,895
Change in other provisions long-term	(6,838)	4,124
Foreign exchange losses, net and changes in financial instruments fair value	102,772	36,970
(Gain)/ loss on disposal of fixed assets	(482)	4,822
Interest expense, net	118,986	181,497
	--------------------	--------------------
Operating cash flows before working capital changes	1,321,073	917,448

Decrease in inventory	24,718	3,415
Increase in debtors, prepayments and deferred cost	(65,300)	(161,795)
Increase/ (decrease) in trade payables and accruals	38,765	(3,558)
	------------------	------------------
Cash from operations	1,319,256	755,510

Interest paid	(189,706)	(264,444)
Interest received	6,682	7,249
Income taxes paid	(29,217)	(696)
Net cash paid on initiation/ realization of financial instruments	(17,552)	(9,752)
	-----------------	-----------------
Net cash from operating activities	1,089,463	487,867

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of intangible fixed assets	(75,217)	(39,446)
Purchases of property, plant and equipment	(199,366)	(177,241)
Proceeds from sale of equipment and intangibles	4,169	2,508
	------------------	------------------
Net cash used in investing activities	(270,414)	(214,179)

CASH FLOWS USED IN FINANCING ACTIVITIES:
(Repayment of)/ proceeds from Bank Credit Facilities	(540,289)	132,356
Redemption of the Notes	(237,313)	(477,311)
	-----------------	-----------------
Net cash used in financing activities	(777,602)	(344,955)

Net increase (decrease) in cash and cash equivalents	41,447	(71,267)

Effect of foreign exchange changes on cash and cash equivalents	268	82

Cash and cash equivalents at beginning of period	(5,099)	54,400
	-----------------	-----------------
Cash and cash equivalents at end of period	36,616	(16,785)
	==========	==========

The accompanying notes are an integral part of these

condensed consolidated financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Condensed Consolidated Statements of Changes in Equity

for the six month periods ended June 30, 2004 and June 30, 2003

(in thousands of PLN, unless otherwise noted)

	Share Capital	Additional paid-in capital	Hedge reserve	Accumulated profit	Total

Balance as at January 1, 2003	471,000	409,754	(86,649)	558,422	1,352,527

Cash flow hedge:

net fair value gain, net of tax	-	-	112,839	-	112,839

reclassified and reported in net profit	-	-	(37,700)	-	(37,700)

deferred tax on reclassified item	-	-	10,179	-	10,179

Net profit for the period	-	-	-	163,580	163,580
	----------------	----------------	---------------	---------------	-------------------
Balance as at June 30, 2003 (unaudited)	471,000	409,754	(1,331)	722,002	1,601,425

Cash flow hedge:

net fair value loss, net of tax	-	-	(36,953)	-	(36,953)

hedging instrument replacement, net of tax	-	-	(7,833)	-	(7,833)

reclassified and reported in net profit	-	-	58,088	-	58,088

deferred tax on reclassified item	-	-	(15,684)	-	(15,684)

deferred tax change in rates	-	-	451	-	451

Net profit for the period	-	-	-	490,342	490,342

Effect of subsidiary closing	-	-	-	(2,605)	(2,605)
	----------------	----------------	---------------	---------------	-------------------
Balance as at December 31, 2003	471,000	409,754	(3,262)	1,209,739	2,087,231

Cash flow hedge:

net fair value gain, net of tax	-	-	1,405	-	1,405

reclassified and reported in net profit	-	-	1,824	-	1,824

deferred tax on reclassified item	-	-	(346)	-	(346)

Net profit for the period	-	-	-	477,005	477,005
	----------------	----------------	---------------	---------------	-------------------
Balance as at June 30, 2004 (unaudited)	471,000	409,754	(379)	1,686,744	2,567,119
	==========	==========	=========	=========	=====================

The accompanying notes are an integral part of these

condensed consolidated financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the six month periods ended June 30, 2004 and June 30, 2003

(in thousands of PLN, unless otherwise noted)

1.

Incorporation and Principal Activities

Polska Telefonia Cyfrowa Sp. z o.o. (the “Company”) is located in Warsaw, Al. Jerozolimskie 181 and was incorporated by the Notarial Deed dated December 20, 1995 and entered on the National Court Register kept by District Court in Warsaw, XIX Economic Department of National Court Register, Entry No. KRS 0000029159.

The principal activities of the Company are providing cellular telephone communication services in accordance with the GSM 900 and 1800 licenses granted by the Minister of Communications and the sale of cellular handsets and accessories compatible with its cellular services. On December 20, 2000 the Minister of Communications granted the Company a license to provide telecommunication services according to the Universal Mobile Telecommunication System (“UMTS”) standard. The UMTS services should be implemented not earlier than from January 1, 2004 and not later than January 1, 2006.

The principal activities of the Company are not significantly seasonal nor cyclical.

The Company generates and expends cash through its operating activities mostly in Polish zloty (“PLN”). Therefore Management has designated the PLN as the reporting (functional) currency of the Company. The accompanying condensed consolidated financial statements are reported in thousands of PLN (unless otherwise noted).

Authorization of the condensed consolidated financial statements

These condensed consolidated financial statements have been issued by the Management Board on August 10, 2004.

2.

Significant events in the six month period ended June 30, 2004

On January 22, 2004 the Company concluded its selection process and selected Siemens Information and Communication Mobile Group as the main supplier of advanced UMTS technology, to be deployed in the Warsaw area.

On February 2, 2004 the Company repurchased on the market the principal amount of EUR 2,000 thousand and on February 5, 2004 the principal amount of EUR 3,000 thousand of the
10 ?% Notes (2.5% of the total initial principal amount).

On March 9, 2004 the Supreme Court rejected the cassation lodged by TP SA in 2003 against the Antimonopoly Court’s judgment relating to international traffic rates terminating in the Company’s network. This is the final judgment and the Company currently does not expect any potential further claims related to this case.

In March 2004 the Company launched new prepaid brand “Heyah” on the Polish cellular phone market. This brand is directed to the young people. “Heyah” offers attractive prices for calls and SMS.  Starter packages are sold through new distribution channels (without use of “ERA” brand sales network).

On April 29, 2004 the Republic of Poland has been granted an exemption period to the European Union ("EU") Directive 2003/49/EC of June 3, 2003 on a common system of taxation applicable to interest and royalty payments made between certain associated companies of different member states, which in effect enables Poland to collect the withholding tax (see Note 14).

2.

Significant events in the six month period ended June 30, 2004 (cont.)

In May 2004 the Company repurchased on the market the principal amount of USD 10,000 thousand of the 11 ¼% Notes (6.7% of the total initial principal amount), EUR 20,000 thousand of the 11 ¼% Notes (6.7% of the total initial principal amount) and EUR 16,000 thousand of the 10 ?% Notes (8.0% of the total initial principal amount).

As described in Note 12, on May 24, 2004 the Company was informed that Carston, a former dealer has increased its claim against the Company to the total amount of PLN 61,455 from PLN 530 previously claimed. Management, supported by independent legal opinion assesses that the likelihood of an adverse court judgement on any of the individual claims made by Carston ranges between less than probable and remote. Management intends to continue to vigorously defend this action and no provisions have been made in regard to Carston’s claims as at  the balance sheet date June 30, 2004.

3.

Extract from the Company’s Accounting Policies

3.1.

Basis of preparation

The Company maintains its accounting books in accordance with accounting principles and practices employed by enterprises in Poland as required by Polish Accounting Standards (“PAS”). The accompanying condensed consolidated financial statements reflect certain adjustments not reflected in the Company's statutory books to present these statements in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The differences between IFRS and generally accepted accounting principles in the United States (“US GAAP”) and their effect on net results for the six and three month periods ended June 30, 2004 and June 30, 2003 have been presented in Note 16 to these condensed consolidated financial statements.

These condensed consolidated financial statements are prepared in accordance with IAS 34 “Interim Financial Reporting”. The accounting policies and methods of computation used in the preparation of the condensed consolidated financial statements are consistent with those used in the annual consolidated financial statements for the year ended December 31, 2003 prepared in accordance with IFRS. The new revenue recognition policy (see Note 3.5) was implemented by the Company to reflect the best practices on the market.

The IFRS standards that were mandatory as at June 30, 2004 were applied to these condensed consolidated financial statements.

IFRS 3 "Business Combinations" is in force from April 1, 2004, therefore the Company has considered an accounting policy change. As there was no business combination during the period, the Company did not apply its regulations yet.

The condensed consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of financial assets and financial liabilities held for trading or designated as hedging items.

3.

Extract from the Company’s Accounting Policies (cont.)

3.1.

Basis of preparation (cont.)

The preparation of the condensed consolidated financial statements in conformity with IFRS requires to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the condensed consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Although those estimates are based on the Management’s best knowledge of current events and actions, actual results ultimately may differ from these estimates.

The condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operations, balance sheet and cash flows for each period presented.

These condensed consolidated financial statements are not necessarily indicative of results for the full year and should be read in a conjunction with the 2003 consolidated financial statements and the related notes.

These condensed consolidated financial statements contain unaudited information for three and six month periods ended June 30, 2004 and June 30, 2003 and balance sheet data as at December 31, 2003 derived from annual financial statements for 2003 after restatement to reflect changes in accounting policies as described in Note 3.5.

3.2.

Group Accounting

These condensed consolidated financial statements include the financial statements of Polska Telefonia Cyfrowa Sp. z o.o. and its wholly owned subsidiary PTC International Finance (Holding) B.V. (consolidated).

3.3.

Presentation of Cash Flow Statement

The Company reconsidered the nature of the overdraft facility as an integral part of the Company’s cash management and included the overdraft balance of PLN 4 and
PLN 36,004 in cash and cash equivalents in consolidated statements of cash flows for the six month periods ended June 30, 2004 and June 30, 2003, respectively.

3.4.

      Presentation of Income Statement

In 2003, the Company netted costs with revenue related to premium calls and premium SMS, as a result of adoption of industry practice as resulting from the principle of Emerging Issue Task Force 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent” (“EITF 99-19”). The netting is applied to premium calls and premium SMS, when the Company is acting as an agent providing telecommunication services without being the primary obligor in delivery of the relevant service. The Company presented the comparatives for the six and three month periods ended June 30, 2003 with netting resulting in a decrease of both net sales and cost of sales by PLN 14,079 and PLN 7,057 respectively, without impact on gross margin (see also Notes 5 and 6).

3.

Extract from the Company’s Accounting Policies (cont.)

3.5.

      Change in revenue recognition policy

From January 1, 2004 the Company retrospectively implemented a new revenue recognition policy which adopts best industry practices based on Emerging Issue Task Force 00-21 “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). As a result of the new revenue recognition policy implementation the revenue and costs related to sales of handsets and activation, as parts of multi-element arrangements, is recognized in the income statement immediately when incurred, except for the contracts where fair value analysis indicates revenue (and costs) deferral. As a result of retrospective implementation the Company increased  the net sales and cost of sales for the six and three month periods ended June 30, 2003 by PLN 17,042 and PLN 5,923 respectively (see also Notes 5 and 6). Deferred costs and non-interest-bearing long-term liabilities as at December 31, 2003 have been decreased by PLN 118,344 which represented the deferred costs and deferred revenues in the balance sheet as at that date.

3.6.      Non current assets held for sale

The non current items held for sales represent fixed assets committed  to be sold in the nearest future.

4.

Events after the balance sheet date

On July 14, 2004 the Regulator for the Telecommunication Market in Poland (“OTPR”) announced its intention to initiate two tenders to allocate available spectrum in the GSM 1800 MHz band and to issue a new UMTS licence. The tenders, in which the existing mobile operators will reportedly be allowed to participate, are expected to be finalized in the first quarter of 2005. In the coming months OTRP will proceed with preparation of tender documents, in which detailed condition for the operation of a potential new mobile operator will be worked out.

On July 19, 2004 the Company has been informed by OTPR about a request from TPSA demanding the regulator to set decreased rates for termination of calls in mobile networks. Current termination rates have been set in an agreement between PTC and TPSA, signed in December 2002. PTC will continue discussions with other telecommunication operators and with OTPR on the levels of interconnection rates and net margins earned by fixed line operators on fixed-to-mobile calls.

On July 16, 2004 Sejm (Lower House of Parliament) approved New Telecommunication Act. Also in July 2004 President signed the New Telecommunication Act  and it will be in force 30 days after publication - on  September 2, 2004.

The above events have no impact on this condensed consolidated financial statements as at June, 30 2004.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the six month periods ended June 30, 2004 and June 30, 2003

(in thousands of PLN, unless otherwise noted)

5.

Net sales

	Six month period ended June 30, 2004 (unaudited)	Three month period ended June 30, 2004 (unaudited)	Six month period ended June 30, 2003 (restated, unaudited)	Three month period ended June 30, 2003 (restated, unaudited)

Service revenues and fees	2,979,510	1,577,667	2,590,115	1,361,990
Sales of handsets and accessories	98,952	34,957	87,537	36,855
	-------------------	-------------------	-------------------	-------------------
	3,078,462	1,612,624	2,677,652	1,398,845
	===========	===========	===========	===========

6.

Costs and expenses

	Six month period ended June 30, 2004 (unaudited)	Three month period ended June 30, 2004 (unaudited)	Six month period ended June 30, 2003 (restated, unaudited)	Three month period ended June 30, 2003 (restated, unaudited)

Cost of sales:
Cost of services sold	1,322,901	687,781	1,154,621	602,765
Cost of sales of handsets and accessories	498,818	191,232	662,314	309,061
	------------------	------------------	------------------	------------------
	1,821,719	879,013	1,816,935	911,826
	------------------	------------------	------------------	------------------

Operating expenses:
Selling and distribution costs	306,852	149,825	322,304	155,626
Administration and other operating costs	111,951	56,445	119,395	62,380
	------------------	------------------	------------------	------------------
	418,803	206,270	441,699	218,006
	-------------------	-------------------	-------------------	-------------------
	2,240,522	1,085,283	2,258,634	1,129,832
	===========	===========	===========	==========

Costs and expenses include research and development costs that were expensed when incurred. The research and development costs were immaterial in the above periods.

The rental expenses included in costs and expenses amounted to PLN 77,031 and PLN 74,387 for the six month periods ended June 30, 2004 and June 30, 2003, respectively.

7.

Taxation

The difference between the effective tax rate of approximately 23 percent for the six month period ended June 30, 2004 and the 19 percent statutory tax rate in Poland primarily results from incurring non-tax deductible costs including the change in valuation of Note options and creation of doubtful debt  provisions.

8.

Inventory

	As at June 30, 2004 (unaudited)	As at December 31, 2003	As at June 30, 2003 (unaudited)

Cellular handsets	92,270	118,323	157,379
Network spare parts and accessories	71,922	67,543	68,856
	-----------------	------------------	-----------------
	164,192	185,866	226,235
	==========	=========	==========

9.

Property, plant and equipment

	As at June 30, 2004 (unaudited)	As at December 31, 2003	As at June 30, 2003 (unaudited)

Land and buildings	216,971	219,340	222,165
Plant and equipment	1,954,091	2,171,110	2,344,377
Motor vehicles	3,715	5,617	14,112
Other fixed assets	505,590	535,214	514,956
Construction in progress	88,475	92,550	95,908
	-------------------	------------------	-------------------
	2,768,842	3,023,831	3,191,518
	===========	===========	===========

During the six month period ended June 30, 2004 the Company capitalized to property, plant and equipment PLN 410 of foreign exchange gains, PLN 1,368 of interest expense and PLN 79 of hedging losses on cross-currency interest rate swaps (“CC swaps”) and forward conctracts and during the six month period ended June 30, 2003 the Company capitalized PLN 1,993 of foreign exchange losses, PLN 1,916 of interest expense and PLN 502 of hedging gains on CC swaps and forward contracts. During the three month period ended June 30, 2004 the Company capitalized PLN 931 of foreign exchange gains, PLN 656 of interest expense and PLN 511 of hedging losses on forward contracts and during the three month period ended June 30, 2003 the Company capitalized PLN 371 of foreign exchange gains, PLN 836 of interest expense and PLN 42 of hedging losses on CC swaps and forward contracts.

The effective capitalization rate used to determine borrowing costs to be capitalized was 10.1% in six month period ended June 30, 2004 and 20.1% in six month period ended June 30, 2003.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the six month periods ended June 30, 2004 and June 30, 2003

(in thousands of PLN, unless otherwise noted)

9.

Property, plant and equipment (cont.)

The movement of property, plant and equipment was as follows:

	Land and Buildings	Plant and equipment	Motor vehicles	Other fixed assets	Construction in progress	Total

Cost
As at December 31, 2003	247,592	4,431,181	23,576	790,402	105,773	5,598,524
Additions	-	-	-	7,167	103,615	110,782
Asset retirement obligation	-	-	-	(3,388)	-	(3,388)
Transfers	685	92,587	699	11,149	(105,120)	-
Disposals	-	(8,540)	(7,627)	(1,448)	(3,041)	(20,656)
	----------------	-------------------	--------------	----------------	----------------	-----------------
As at June 30, 2004	248,277	4,515,228	16,648	803,882	101,227	5,685,262
	----------------	-------------------	--------------	---------------	---------------	---------------
Depreciation
As at December 31, 2003	28,252	2,260,071	17,959	255,188	13,223	2,574,693
Charge	3,054	309,454	2,172	42,170	-	356,850
Charge from asset retirement obligation	-	-	-	2,313	-	2,313
Provision for construction in progress	-	-	-	-	(471)	(471)
Disposals	-	(8,388)	(7,198)	(1,379)	-	(16,965)
	--------------	----------------	--------------	---------------	----------------	-----------------
As at June 30, 2004	31,306	2,561,137	12,933	298,292	12,752	2,916,420
	---------------	----------------	--------------	---------------	----------------	-----------------
Net book value as at December 31, 2003	219,340	2,171,110	5,617	535,214	92,550	3,023,831
	=========	==========	========	========	=========	==========

Net book value as at June 30, 2004	216,971	1,954,091	3,715	505,590	88,475	2,768,842
(unaudited)	==========	===========	========	=========	=========	==========

Property, plant and equipment held under capital leases without later improvements (included in the previous schedule):

As at June 30, 2004 (unaudited)	As at December 31, 2003	As at June 30, 2003 (unaudited)

	Land	Buildings	Other	Land	Buildings	Other	Land	Buildings	Other

Cost	6,293	197,806	990	6,293	197,806	990	6,293	197,806	990

Accumulated depreciation	-	(27,169)	(487)	-	(24,697)	(438)	-	(21,320)	(388)
	----------	--------------	-----------	----------	-------------	-----------	----------	--------------	----------
Net	6,293	170,637	503	6,293	173,109	552	6,293	176,486	602
	======	========	======	======	=======	======	======	=======	======

9.

Property, plant and equipment, (cont.)

Capital equipment commitments (not included in liabilities)

	As at June 30, 2004 (unaudited)	As at December 31, 2003	As at June 30, 2003 (unaudited)

Authorized and contracted	364,354	127,839	162,693
Authorized and not contracted	595,368	812,511	435,756
	-------------------	------------------	-------------------
	959,722	940,350	598,449
	===========	==========	===========

10.

Intangible fixed assets

	As at June 30, 2004 (unaudited)	As at December 31, 2003	As at June 30, 2003 (unaudited)

GSM and UMTS licenses	2,551,298	2,523,010	2,435,854
Computer and network software	288,686	284,640	249,186
Trademark	97	104	112
Transaction costs	16,039	22,226	28,877
	-------------------	-------------------	-------------------
	2,856,120	2,829,980	2,714,029
	===========	===========	===========

During the six month period ended June 30, 2004 the Company capitalized to intangible fixed assets PLN 52,247 of foreign exchange gains, PLN 99,877 of interest expense and
PLN 19,221 of hedging losses on CC swaps and forward contracts and during the six month period ended June 30, 2003 the Company capitalized to intangible fixed assets PLN 69,879 of foreign exchange losses, PLN 83,246 of interest expense and PLN 14,544 of hedging gains on CC swaps and forward contracts. During the three month period ended June 30, 2004 the Company capitalized to intangible fixed assets PLN 63,453 of foreign exchange gains, PLN 51,888 of interest expense and PLN 24,368 of hedging losses on CC swaps and forward contracts and during the three month period ended June 30, 2003 the Company capitalized to intangible fixed assets PLN 11,832 of foreign exchange losses, PLN 42,060 of interest expense and PLN 89 of hedging gains on CC swaps and forward contracts.

The effective annual capitalization rate for the whole period of capitalization from 2000 was 14.14%.

The Company has no intangible assets generated internally.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the six month periods ended June 30, 2004 and June 30, 2003

(in thousands of PLN, unless otherwise noted)

10.

Intangible fixed assets (cont.)

The movements of intangible fixed assets were as follows:

	GSM & UMTS Licenses	Computer and network software	Trade Mark	Transaction costs	Total

Cost
As at December 31, 2003	2,983,015	746,343	206	49,496	3,779,060
Additions	-	73,870	-	679	74,549
Other	-	-	-	(272)	(272)
Capitalization of borrowing costs	66,851	-	-	-	66,851
	-----------------	----------------	----------------	----------------	-----------------
As at June 30, 2004	3,049,866	820,213	206	49,903	3,920,188
	-----------------	-----------------	----------------	----------------	-----------------
Amortization
As at December 31, 2003	460,005	461,703	102	27,270	949,080
Charge	38,563	70,804	7	3,848	113,222
Disposals	-	-	-	-	-
Other	-	(980)	-	2,746	1,766
	----------------	----------------	-----------------	----------------	------------------
As at June 30, 2004	498,568	531,527	109	33,864	1,064,068
	----------------	----------------	-----------------	----------------	------------------
Net book value as at December 31, 2003	2,523,010	284,640	104	22,226	2,829,980
	==========	==========	==========	==========	===========

Net book value as at June 30, 2004	2,551,298	288,686	97	16,039	2,856,120
(unaudited)	==========	==========	==========	==========	===========

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the six month periods ended June 30, 2004 and June 30, 2003

(in thousands of PLN, unless otherwise noted)

11.

Interest-bearing liabilities

	As at June 30, 2004 (unaudited)	As at December 31, 2003	As at June 30, 2003 (unaudited)

Short-term portion
Interest accrued on Notes	46,673	56,915	81,841
Interest accrued on Bank Credit Facilities	1,190	3,415	7,590
Finance lease payable	14,057	15,136	17,008
Overdraft facilities	4	25,979	36,004
	-------------------	-----------------	-------------------
	61,924	101,445	142,443
	===========	===========	===========

Long-term portion
Long-term Notes	2,223,495	2,510,042	2,648,644
Bank Credit Facilities	-	535,933	1,129,663
UMTS license liability	588,144	576,875	514,773
Finance lease payable	152,375	155,129	164,343
Index swaps	31,191	33,771	35,487
	-------------------	--------------------	-------------------
	2,995,205	3,811,750	4,492,910
	===========	============	============

a.

Notes

In February 2004 the Company repurchased on the market the principal amount of EUR 5,000 thousand of the 10 ?% Notes (2.5% of the total initial principal amount). Additionally in May 2004 the Company repurchased on the market the principal amount of USD 10,000 thousand of the 11 ¼% Notes (6.7% of the total initial principal amount), EUR 20,000 thousand of the 11 ¼% Notes (6.7% of the total initial principal amount) and EUR 16,000 thousand of the     10 ?% Notes (8.0% of the total initial principal amount).

The Company is full and unconditional guarantor of the following Notes issued by its subsidiary. The outstanding balances as at June 30, 2004 of the Notes represent the Company’s liabilities (measured at amortized cost) due to holders of the Notes:

11¼% Notes – face value of USD 140,000,000 (“11¼ Notes”) maturing on December 1, 2009

11¼% Notes – face value of EUR 248,242,000 (“11¼ Notes”) maturing on December 1, 2009

10?% Notes – face value of EUR 135,615,000 (“10? Notes”) maturing on May 1, 2008

b.

Overdraft facilities

The balance of PLN 4 consists of the overdrafts in current accounts according to the agreements signed in the previous years.

12.

Contingent Liability

On May 24, 2004 the Company was informed that Carston, a former dealer has increased its claim against the Company to the total amount of PLN 61,455 from PLN 530 previously claimed. Management, supported by independent legal opinion assesses that the likelihood of an adverse court judgement on any of the individual claims made by Carston ranges between less than probable and remote. Management intends to continue to vigorously defend this action and no provisions have been made in regard to Carston’s claims as at  the balance sheet date June 30, 2004.

13.

Related party transactions

The below transactions consist primarily of roaming services rendered and received as well as consulting services.

Management believes that related party transactions were conducted primarily on market terms.

As at and for six month period ended June 30, 2004 (unaudited)	As at and for twelve month period ended December 31, 2003	As at and for six month period ended June 30, 2003 (unaudited)

Elektrim S.A.

Inter-company receivables	-	9	23
Inter-company payables and accruals	9	34	24
Inter-company sales	46	120	72
Inter-company purchases	114	231	114

Elektrim Telekomunikacja Sp. z o.o. (“ET”)

Inter-company receivables	-	8	12
Inter-company payables and accruals	499	518	607
Inter-company sales	33	94	50
Inter-company purchases	716	1,970	1,027

T-Mobile Deutschland GmbH, T-Mobile International AG & Co. KG (“T-Mobile”)

Inter-company receivables	4,977	3,922	7,535
Inter-company payables and accruals	4,717	5,770	7,932
Inter-company sales	10,141	27,556	11,856
Inter-company purchases	13,876	28,340	11,228

MediaOne International B.V. (“MediaOne”)

There were no material transactions with MediaOne International B.V.

Vivendi Telecom International (“Vivendi”)

There were no material transactions with Vivendi Telecom International.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the six month periods ended June 30, 2004 and June 30, 2003

(in thousands of PLN, unless otherwise noted)

14.

Derivative financial instruments

Type of derivative	Forward contracts	Note options	Currency options	CC swaps	Index swaps	Trade contract derivatives	Total
Balance as at December 31, 2003 asset/(liability)	86,186	123,307	20,826	65,155	(30,172)	36,607	301,909
Cash paid on initiation	-	-	24,038	-	-	-	24,038
Cash paid/(received) on realization	1,101	-	(406)	(2,247)	(1,939)	(2,995)	(6,486)
Changes in the fair value reported in the income statement	(49,982)	(52,475)	(35,596)	(20,216)	4,395	1,930	(151,944)
Changes in the fair value reported in shareholders’ equity (hedge reserve)	1,735	-	-	-	-	-	1,735
Changes in the fair value reclassified from shareholders’ equity to income statement	-	-	-	(3,261)	-	-	(3,261)
	---------------	---------------	--------------	--------------	--------------	--------------	----------------
Balance as at June 30, 2004 asset/ (liability) (unaudited)	39,040	70,832	8,862	39,431	(27,716)	35,542	165,991
	========	=========	========	========	=========	========	=========

Forward contracts are used by the Company to hedge foreign exchange risk related to operational and financial transactions. The Company applies hedge accounting for financial transactions.

Note options represent the estimated fair values of call options embedded in the Company’s Notes. Upon exercise of the call option or upon redemption of the Notes by other means, the fair value of the relevant call options is written back to income immediately. Any reduced interest payments resulting from the redemption of the relevant Notes are recognized as they accrue.

On March 18, 2003 a new treaty on avoidance of double taxation between Poland and the Netherlands became law. The new treaty provides for a 5 percent withholding tax on interest payments whereas previously no tax was due. On April 29, 2004 the Republic of Poland was granted an eight year exemption period to the European Union ("EU") Directive  2003/49/EC of June 3, 2003 on a common system of taxation applicable to interest and royalty payments made between  certain associated companies of different member states, which in effect enables Poland to collect  withholding tax under the forementioned treaty. As a result, the Company will incur additional costs of 5 percent in servicing Note interest from 1 January 2005.

In addition to the Note Options, the Company’s Notes also contain Tax Redemption Options, which may allow the Company to redeem the 10 ?% Notes and 11¼% Notes at face value plus accrued interests  in the circumstances described above.

14.

Derivative financial instruments (cont.)

As at the date of authorisation of these condensed financial statements, the Company Management’s process of collecting external legal advise on its right to utilise the Tax Call Options is ongoing and no decision has been taken by Company Management on utilisation of  the Tax Call Options. Should Management obtain satisfactory final legal evaluations of its right to utilise the Tax Call Options  and the Management then decides to utilise the Tax Call Options, the Note Options will be written off.

Currency options are used to reduce the risk of currency fluctuation and are measured at market value. The premium paid represents the initial option value.

CC swaps were designated as hedges against exposure to changes in future cash flows arising from the foreign exchange risk on the future interest coupon payments.

In 2003 the Company changed its Notes refinancing plans and effectively shortened the term of coupon payments exposure. As a result the maturity of some outstanding CC swap cash flows would exceed the planned date of Notes refinancing. In order to match those CC swap cash flows with the new refinancing plan the Company restructured outstanding CC swaps. The USD CC swaps were terminated.

In respect to EUR CC swaps, cash flows due after Notes refinancing would hedge other exposure than coupon payments namely EUR borrowings used for refinancing of part of EUR denominated Notes. The Company discontinued hedge accounting in relation to the part of the coupon payments on EUR denominated Notes that is no longer expected to occur.

As at June 30, 2004 the hedge reserve represented PLN 4,585 of the gross cumulative losses and PLN 6,174 of the gross cumulative gains on CC swaps retained in equity related to hedged interest coupon payments which are expected to occur and PLN 2,056 of the gross cumulative losses on forward contracts for which the Company applies hedge accounting.

Derivatives structure analysis:

As at June 30, 2004 (unaudited)	As at December 31, 2003
	Assets	Liabilities	Assets	Liabilities

Short-term portion
Forward contracts	61,717	(22,677)	68,289	(22,091)
Currency options	8,862	-	20,826	-
CC swaps	3,605	-	10,040	-
Index swaps	3,475	-	3,599	-
Trade contract derivatives	8,173	-	7,784	-
	---------------	----------------	--------------	--------------
	85,832	(22,677)	110,538	(22,091)
	=========	=========	========	========
Long-term part
Forward contracts	-	-	39,988	-
Note option	70,832	-	123,307	-
CC swaps	35,826	-	55,115	-
Index swaps	-	(31,191)	-	(33,771)
Trade contract derivatives	27,369	-	28,823	-
	----------------	----------------	---------------	--------------
	134,027	(31,191)	247,233	(33,771)
	==========	==========	==========	=========

15.

Estimation of the fair values

The following table presents the carrying amounts and fair values of the Company’s financial instruments outstanding as at June 30, 2004 and December 31, 2003, in million PLN. The carrying amounts in the table are included in the balance sheet under the indicated captions.

As at June 30, 2004 (unaudited)	As at December 31, 2003
million PLN	million PLN
	Carrying amount	Fair value	Carrying amount	Fair value

Financial Assets
Cash and cash equivalents	37	37	21	21
Short-term investments and other financial assets	86	86	111	111
Debtors and accrued revenue	771	771	713	713
Financial assets (long-term)	134	134	248	248

Financial Liabilities
Current liabilities and accruals	635	631	668	662
Long-term liabilities	2,927	3,495	3,749	4,356

The fair value of derivatives held for trading is based on quoted market prices at the balance sheet date. The fair value of CC swaps is calculated as the present value of estimated future cash flows. The fair value of forward contracts is determined using forward exchange market rates at the balance sheet date.

In assessing fair value of non-traded derivatives and other financial instruments, the Company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Option pricing models and estimated discounted value of future cash flows are used to determine fair value of options split from the Notes and derivatives split from trade contracts.

All “regular way” purchases of financial assets are accounted for at the trade date.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the six month periods ended June 30, 2004 and June 30, 2003

(in thousands of PLN, unless otherwise noted)

16.

Differences between IFRS and US GAAP

The Company’s condensed consolidated financial statements are prepared in accordance with IFRS, which differ in certain aspects from US GAAP.

The effects of the principal differences between IFRS and US GAAP in relation to the Company’s condensed consolidated financial statements are presented below, with explanations of certain adjustments that affect total comprehensive net income.

Reconciliation of consolidated net income:

	Six month period ended June 30, 2004 (unaudited)	Three month period ended June 30, 2004 (unaudited)	Six month period ended June 30, 2003 (unaudited)	Three month period ended June 30, 2003 (unaudited)

Net income under IFRS	477,005	346,833	163,580	121,152

US GAAP adjustments:
(a) Removal of foreign exchange differences capitalized for IFRS	32,717	39,507	(56,632)	(12,730)
(b) Depreciation and amortization of foreign exchange differences	4,961	2,486	4,852	2,429
(c) Revenue recognition (SAB 101/EITF 00-21)	273	130	(389)	(130)
(d) SFAS No. 133/IAS 39	51,187	19,972	(67,627)	6,541
(e) Deferred tax on above	(6,822)	(8,365)	14,300	2,427
	-----------------	-----------------	-----------------	-----------------
Net income under US GAAP	559,321	400,563	58,084	119,689
	==========	==========	==========	==========

Reconciliation of comprehensive income:

	Six month period ended June 30, 2004 (unaudited)	Three month period ended June 30, 2004 (unaudited)	Six month period ended June 30, 2003 (unaudited)	Three month period ended June 30, 2003 (unaudited)

Net income under US GAAP	559,321	400,563	58,084	119,689

Other comprehensive gain (Hedge Reserve)	3,525	2,431	85,098	18,900
	-----------------	-----------------	-----------------	-----------------
Total comprehensive income under US GAAP	562,846	402,994	143,182	138,589
	==========	==========	==========	==========

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the six month periods ended June 30, 2004 and June 30, 2003

(in thousands of PLN, unless otherwise noted)

16.

Differences between IFRS and US GAAP (cont.)

Reconciliation of consolidated shareholders’ equity:

	As at June 30, 2004 (unaudited)	As at December 31, 2003

Consolidated shareholders’ equity under IFRS (restated)	2,567,119	2,087,231

US GAAP adjustments:
(a) Removal of foreign exchange differences capitalized for IFRS	(160,639)	(193,356)
(b) Depreciation and amortization on above	56,460	51,499
(c) Revenue recognition (SAB 101/EITF 00-21)	(306) 064(	(579)
(d) SFAS No. 133/IAS 39	(44,784)	(95,971)
(f) Asset retirement obligations (SFAS No. 143)	-	24,285
(g) Reclassification of CC swaps	(8,673)	(8,673)
(h) Deferred tax on above	24,423	26,631
(i) Hedge reserve	(1,841)	(2,485)
	--------------------	------------------
Consolidated shareholders’ equity under US GAAP before cumulative effect of changes in accounting principles	2,431,759	1,888,582

Changes in accounting principles adjustments in 2003:
(f) SFAS No. 143 cumulative effect	- (24,28544	(24,285)
(h) Deferred tax on above	-	4,614
	---------------------	------------------
Consolidated shareholders’ equity under US GAAP	2,431,759	1,868,911
	============	===========

a.

Removal of foreign exchange differences capitalized for IFRS

In accordance with IAS 23 “Borrowing Costs”, the Company capitalizes financing costs, including interest, foreign exchange gains or losses and hedging gains and losses to the extent they adjust foreign exchange differences initially capitalized, into assets under construction. The financing costs are capitalized only during period of construction or acquisition of the qualifying assets.

Under Statement of Financial Accounting Standards No. 52 “Foreign Currency Translation”, however, foreign exchange differences relating to financing obligations should be included in the income statement of the Company. Consequently, the amounts of foreign exchange differences and hedging gains and losses on forward contracts capitalized in accordance with IAS 23 in the Company’s condensed consolidated financial statements are expensed under US GAAP, while hedging gains or losses on CC swaps are recognized as other comprehensive gain or loss.

16.

Differences between IFRS and US GAAP (cont.)

b.

Depreciation and amortization

The US GAAP adjustments for depreciation and amortization shown above represent the amounts of depreciation and amortization charges relating to capitalized foreign exchange differences and hedging gains and losses in the Company’s IFRS condensed consolidated financial statements. Since under US GAAP these foreign exchange differences  and hedging gains and losses are not permitted to be capitalized and are instead expensed or recognized as the comprehensive gain or loss, the depreciation and amortization of these capitalized differences under IFRS has been reversed.

c.

Revenue recognition (SAB 101/EITF 00-21)

Under IFRS the Company implemented effective from January 1, 2004 the new recognition policy based on EITF 00-21 and restated previous periods retrospectively. Under US GAAP, the Company implemented principles of EITF 00-21 for the arrangements entered into on or after July 1, 2003 whereas the arrangements entered into before July 1, 2003 are settled under SAB 101 till contracts termination.

d.

SFAS No. 133

Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”) requires every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument’s gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

The Company separates call options from long-term Notes’ host contract and accounts for them as derivatives under IAS 39, while they are not recognized as embedded derivatives for US GAAP purposes.

e.

Transaction costs

IAS 39 requires transaction costs to be included in the initial measurement  of financial assets and liabilities. Under US GAAP these costs should be presented as deferred costs in the amount of PLN 47,974 as at June 30, 2004 and PLN 60,524 as at December 31, 2003.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the six month periods ended June 30, 2004 and June 30, 2003

(in thousands of PLN, unless otherwise noted)

16.

Differences between IFRS and US GAAP (cont.)

f.

SFAS No. 143

Effective on January 1, 2003 the Company adopted Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” (“SFAS No. 143”). Upon adoption, the Company recorded the fair value of the liabilities for asset retirement obligations and increased the carrying amount of the associated long-lived asset. The liability is being accreted to its present value each period through charges to operating expense. The capitalized asset retirement cost is being depreciated  over the shorter of the related asset’s useful life or the period to the expected settlement of the retirement obligation. As a result, the Company recorded in the income statement for 2003 an expense of PLN 19,671, representing a cumulative effect of the adoption of SFAS No. 143, net of taxes of PLN 4,614.

The Company has asset retirement obligations relating primarily to equipment and other leasehold improvements installed in leased network sites. Those leases generally contain provisions that require the Company to restore the sites to their original condition at the end of the lease term.

The development of the liability for asset retirement obligations for the six month period ended June 30, 2004 is presented below:

Cumulative effect change in adoption of accounting principle on liability as at January 1, 2003:	54,011
Accretion expense	4,075
New assets retirement obligations incurred	1,543
---------------
Liability for asset retirement obligations as at December 31, 2003	59,629
New assets retirement obligations incurred	2,615
Accretion expense for the six month period ended June 30, 2004	1,982
Change of estimation of discount rate	(6,003)
----------------
Liability for asset retirement obligations as at June 30, 2004	58,223
=========

g.

Reclassification of CC swaps

Under IFRS the Company discontinued hedge accounting and recognized in the income statement for 2003 PLN 55,115 of gains previously recognized in equity. Under US GAAP the cumulative gains at the amount of PLN 8,673 resulting from the hedge accounting discontinuance have been retained as hedge reserve pending completion of forecasted replacement financing cash flows.

h.

Deferred taxation

Under IFRS the Company may, if certain criteria are met, net deferred tax liabilities and assets and present a net balance in the balance sheet. Under US GAAP current and non-current portions, by tax jurisdiction, of the above should be disclosed separately. As at June 30, 2004 the Company recognized PLN 32,664 of net current deferred tax asset (PLN 99,930 as at December 31, 2003) and PLN 363,685 of net long-term deferred tax liability (PLN 360,896 as at December 31, 2003).

16.

Differences between IFRS and US GAAP (cont.)

h.

Deferred taxation (cont.)

Under IFRS changes in the fair value of Note options are not taxable transactions, which causes the effective tax rate on US GAAP adjustments different compared to corporate income tax rates for the periods.

i.

Other comprehensive income

The hedge reserve under US GAAP constitutes a part of other comprehensive income, a component of shareholders’ equity. Under US GAAP the changes in other comprehensive income (hedge reserve) are reflected in accumulated other comprehensive income. A sum of other comprehensive income and net income for the period represents comprehensive income for the period.

j.

SFAS No. 95

The Company applied IAS 7 “Cash Flow Statement” so that cash flow from operating activities begins with net income before taxation, whereas Statement of Financial Accounting Standards No. 95 “Statement of Cash Flows” (“SFAS No. 95”) requires cash flow from operating activities to begin with net income after tax. Under IFRS the Company presents the overdraft facility as a net amount in the balance of cash and cash equivalents in the consolidated statements of cash flows while under US GAAP since no legal right of off – set of such amounts exists, the overdraft facility is not netted and presented under cash flows from financing activities.

k.

Assets held for sale

As at the end of second quarter of 2004 the Company presented all non current asset planned for sale as current assets on the face of  balance sheet in line “Assets held for sale”. For purposes of US GAAP these items is reclassified to inventories.

l.

FIN 46

On December 24, 2003, the FASB issued a revised interpretation to FIN 46 (“FIN 46R”) to modify some of the provisions of FIN 46 and to exempt certain entities from its requirements. The Company adopted the provisions of FIN 46R to all newly created entities after January 31, 2003 and to all existing SPEs and the modified provisions of FIN 46R to all entities that are not SPEs and which were created before February 1, 2003 as at March 31, 2004 and June 30, 2004. The Company has a single finance lease agreement with Office Park Ltd. The lessor has been considered as a SPE due to single finance lease agreement, however the Company applies lease accounting to this arrangement and the related assets and liabilities are already reflected in the Company’s condensed consolidated financial statements. There are no other material activities nor material assets or liabilities in this entity. The Company has also considered certain dealers contracts to identify additional VIEs. After analyzing these dealers agreements, the Company has concluded that certain dealers are VIEs. The maximum risk of expected losses from dealers contracts would be limited to the respective credit limits of such dealers totaling PLN 32,100 as at June 30, 2004. PTC has determined it is not the primary beneficiary of these entities.

16.

Differences between IFRS and US GAAP (cont.)

m.

New accounting standards

The implementation of the Statements No. 132 (revised 2003) “Employers’ Disclosures about Pensions and Other Postretirement Benefits” from January 1, 2004 has not caused material changes to the Company’s condensed consolidated financial statements.